Harris Black
Senior Vice President,
General Counsel – Corporate and Secretary

January 25, 2013

Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Nielsen Company B.V.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 22, 2012

File No. 333-142546-29

Dear Ms. Blye:

We submit the following response to your letter dated December 18, 2012 containing comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning Nielsen’s Form 10-K for the fiscal year ended December 31, 2011, filed on February 22, 2012. Please note that during a telephone conversation on December 20, 2012, Ms. Jennifer Hardy, Special Counsel, extended the time to respond to January 25, 2013.

To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information provided below are to the best knowledge and belief of The Nielsen Company B.V. (the “Company” or “Nielsen”).

1.

Please tell us about your contacts with Iran, Syria and Sudan since your letter to us of May 15, 2009. We note that references to Nielsen Syria still appear on the AC Nielsen website. We also note news articles reporting that you and recently-acquired Middle East Market Research Bureau have provided certain consumer-related data from Iran, Syria and Sudan. As you know, Iran, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your 10-K does not include disclosure regarding contacts with those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan since your prior letter, whether through subsidiaries, distributors, service customers, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology or services you have provided to the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

Sudan and Iran

During the relevant time period, the Company has not maintained a presence in Sudan or Iran and has not had contacts with the governments of those countries or any person or any entity within those countries.

Regarding Sudan, the Republic of South Sudan became an independent state on July 9, 2011 and since that date it has not been subject to U.S. sanctions, while North Sudan did remain subject to the sanctions. Accordingly, our response distinguishes between North and South Sudan.

•

On November 21, 2011, Nielsen requested a license from the U.S. Office of Foreign Asset Control (“OFAC”) to receive and analyze consumer survey data collected from, among other countries, North and South Sudan for a customer based in Qatar. This request is pending and no services have been performed in either North or South Sudan in connection with this project.

•

In 2012, Nielsen’s Egyptian affiliate was engaged by a customer to perform a market research study involving South Sudan. The data for the study was collected by a third-party vendor (based in the United Arab Emirates) engaged and paid by the Egyptian affiliate of Nielsen’s customer. Nielsen provided a questionnaire to the third-party vendor which was the basis for the data to be collected. The study was completed in 2012 and the data collection did not extend to North Sudan.

Regarding Iran:

•

In late 2009 and early 2010, Nielsen’s Singapore subsidiary was engaged by a Singapore customer to perform four market research studies. These studies included Iranian consumer-related data received by the Company’s Singapore subsidiary from the Singapore customer and that data was included in multi-country reports Nielsen provided to the customer. Depending on the specific study, anywhere from 9-16 countries were covered in the multi-country reports. In each case, the following protocols were observed:

¡	No Nielsen entities had any dealings with the Iranian entities of the customer or any other party within Iran;

¡	No Nielsen entities provided any guidelines or instructions for the collection of the Iranian data; and

¡	No Nielsen entities provided any feedback on the methodology used to collect the Iranian data;

•

Following the aforementioned studies, even though the activities of Nielsen’s foreign subsidiaries were not subject to OFAC sanctions at that time, Nielsen decided to pursue an OFAC license prior to the inclusion of Iranian data, from whatever source, in a multi-country study. On August 4, 2010, August 10, 2011 and August 6, 2012, Nielsen received OFAC licenses to conduct several multi-country studies that were to include Iranian consumer data received from the same Singapore customer as noted above. In or around the August/September 2012 time frame, the customer removed Iran from the scope of its studies and, since that time, Nielsen has not performed a study for that customer (or any other customer) involving Iranian consumer data.

•

On August 9, 2012, Nielsen received an OFAC license for a multi-country brand study for another customer which authorized the inclusion of consumer data gathered from Iran by a non-U.S. Nielsen customer. No services have been performed in connection with that license but services are currently under discussion.

Syria

During the time period covered by this request, the U.S. sanctions regarding Syria changed significantly. Effective August 18, 2011, the U.S. imposed new sanctions against Syria involving investment and services in and to Syria by U.S. persons. The investments described below occurred prior to the change in U.S. sanctions or are otherwise not covered by the scope of the current U.S. sanctions.

•

Prior to the change in the Syria sanctions, on February 8, 2011, an indirect subsidiary of Nielsen acquired 100% of the issued and outstanding share capital of MEMRB Retail Tracking Services Limited (a Cypriot company, hereafter “MEMRB Cyprus”). The sellers were MEMRB International Limited (a Cypriot company), Middle East Marketing Research Bureau (a Cypriot company) and an individual who is a Cypriot national.

¡	All Iranian and Sudanese businesses, contracts and assets were expressly excluded from the acquisition.

¡

At the time of the acquisition, MEMRB Cyprus owned a 75% equity interest in a Syrian entity, Syria Retail Tracking LLC (“MEMRB Syria”). Accordingly, upon the acquisition of MEMRB Cyprus, Nielsen acquired an indirect 75% equity interest in MEMRB Syria.

¡

Following the acquisition, loans were made by two Nielsen entities in the Netherlands to MEMRB Cyprus to help fund the shut down costs of various MEMRB entities in Eastern Europe and the Middle East. The loans occurred on various dates ranging from April 2011 through July 2011. Due to the inability of MEMRB Cyprus to repay all of these loans, a portion of the loans were later capitalized.

¡

Consistent with Nielsen’s efforts to comply with U.S. law regardless of the countries in which its foreign subsidiaries are operating, in August 2011, MEMRB Cyprus sent letters to its fast moving consumer goods customers notifying them that it was “indefinitely suspending services in Syria effective after the delivery of data for the month of July 2011.”

¡

However, it appears that certain activities by its foreign subsidiary that had been approved before the change in the Syria sanctions, continued into December 2011. Specifically, MEMRB Cyprus had a contract with another non-U.S. company under which MEMRB Cyprus was required to collect and provide consumer durables data from a number of Middle East and North African markets, and Syria was among the countries covered. Employees of MEMRB Syria collected that data and the raw data was sent to a non-U.S. contracting party in Cyprus for later processing and delivery to that non-U.S. company’s customers. Services under that contract and the remaining employees in Syria were terminated in December 2011.

¡

MEMRB Cyprus funded operating expenses for MEMRB Syria through November 9, 2011. On January 9, 2012, MEMRB Cyprus made a final payment to MEMRB Syria for the purpose of settling outstanding taxes owed by that entity for fiscal years 2006 and 2007. MEMRB Syria ultimately paid those taxes to the Ministry of Finance (approximately $7,500) pursuant to decisions issued by the Commission Imposing Taxes at the Ministry of Finance – Damascus Directorate. This funding by the foreign subsidiary was part of the wind down of the operations in Syria by local management.

¡

To date, MEMRB Syria has not been liquidated and remains a Nielsen subsidiary, but the business is dormant. There are currently no assets of the business other than the furniture left in the office at the time it was closed; the several laptops owned by MEMRB Syria prior to the acquisition (and not obtained from the U.S.) were given by MEMRB Syria to its former employees.

•

Prior to the tightening of the sanctions against Syria, Nielsen’s non-U.S. subsidiaries (apart from the MEMRB business) conducted custom market research studies involving Syrian consumer data, pursuant to which a Nielsen non-U.S. subsidiary would engage a third-party vendor to collect data in Syria. Nielsen no longer conducts these studies. The final study was approved on August 11, 2011 (prior to the imposition of the sanctions). Pursuant to this study, Nielsen’s Cyprus subsidiary engaged a Tunisian company to conduct telephone interviews. Telephone calls were made from Tunisia into Syria by the Tunisian company in connection with the studies on various occasions from September 19, 2011 through November 21, 2011 but no services were provided to Syria. A report was delivered to the non-U.S. customer in connection with this study following the final interviews.

•

The Nielsen (including the ACNielsen) websites in Turkey, Argentina, Spain, Belgium/Netherlands and Portugal contained references to Nielsen Syria. Those references are outdated and have since been removed. The link to www.sy.nielsen.com was inactive and attempts to visit that page resulted in an error message. The telephone contact listed on the web page was in Cyprus not Syria.

2.

Please discuss the materiality of your contacts with Iran, Syria and Sudan and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

Nielsen believes that its contacts with, and revenue derived from, South Sudan, Iran and Syria as outlined above is immaterial and it does not consider those contacts to be a material investment risk for its security holders. For North Sudan, no business has been conducted and thus no revenue received, as the license is still pending with OFAC. In making this determination, Nielsen considered both quantitative and qualitative factors that it believes a reasonable investor would deem important in making an investment decision, including the potential impact upon a company’s reputation and share value that may arise as a result of contacts with U.S.-designated state sponsors of terrorism.

As noted above, Nielsen does not have a presence, or conduct any activities, in North Sudan, South Sudan or Iran. Because it does not have any subsidiaries or operations in those countries or perform services or incur any costs (e.g., data collection costs) therein, we do not attribute any revenue to those countries.

Data for the South Sudan study was collected by a third-party vendor engaged by Nielsen’s customer. Revenue resulting from that study was $28,800 in 2012. In contrast, total overall Nielsen revenue for the first nine months of 2012 (we have not yet published full-year revenue for 2012) was approximately $4,148 million.

Accordingly, revenue resulting from this activity represented .0007% of the Company’s 2012 nine-month year-to-date revenue.

The Iranian data included in the multi-country studies was provided by the customer and, as noted above, we do not attribute any revenue from these studies to Iran. However, even assuming that all of the revenue relating to these multi-country studies were attributable to Iran, it would not be quantitatively material. The annual revenue resulting from these studies overall for each of the years 2009-2012 is set forth below.

2009	2010	2011	2012
$726,462	$1,282,628	$769,757	$863,601

In comparison, overall Nielsen revenue for 2009, 2010 and 2011 was approximately $4,808 million, $5,126 million and $5,532 million, respectively. Accordingly, revenue resulting from these multi-country studies in 2009, 2010, 2011 and 2012 (using the nine-month year-to-date revenue), represented .0151%, .0250%, .0139% and .0208%, respectively, of that year’s revenue.

Nielsen did have a presence in Syria during the relevant time period as described above. Annual revenue resulting from Syria-related activities for each of the years 2009-2011 is set forth below (no revenue was realized in 2012; in fact, credits were provided to one customer (not based in Syria) in 2012 because we ceased doing business there).

2009	2010	2011
$256,441	$253,579	$435,416

Accordingly, revenue resulting from these activities in 2009, 2010 and 2011 represented .0053%, .0049% and .0079%, respectively, of that year’s revenue.

In light of the Company’s insignificant amount of revenue derived from the activities discussed above, Nielsen does not view these activities as material to its business from a quantitative perspective.

We do not currently conduct business in, or have any relationships with the governments of, North Sudan, South Sudan, Iran or Syria. Moreover, South Sudan is not a U.S.-designated state sponsor of terrorism and, since 2010, we have requested and received OFAC licenses before the inclusion of Iranian data (provided by the customer) in any of our multi-country studies.

The Company does not believe that the referenced activities have had or will have an impact on its reputation or share value. To date, the Company has not received any inquiries or complaints from investors relating to the Company’s limited activities as described above, nor does the Company believe that any further disclosure of these activities would generate such concerns. Moreover, given the industry in which we operate (consumer market research), Nielsen does not believe that the activities conducted by it, as described herein, have an impact on its reputation. In addition, Nielsen’s business involves the use and provision of informational materials and the OFAC regulations and governing statutes encourage the exchange of such information involving countries subject to U.S. sanctions pursuant to the Berman Amendment.

Thus, from a qualitative and quantitative standpoint, the Company does not believe that its activities as described herein pose a material risk to investors, and a reasonable investor would not deem additional information about these activities important in making an investment decision.

The Company is committed to maintaining compliance with U.S. sanctions laws and regulations. Given Nielsen’s global reach, the Company strives to educate its foreign subsidiaries and personnel regarding U.S. legal requirements. Nielsen will continue to review and monitor its activities globally to ensure compliance with U.S. law.

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In connection with its response to the comment letter, the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*******

Please call me (203-563-3157) if you wish to discuss our responses to the comment letter.

Sincerely,

/s/ Harris Black

The Nielsen Company 40 Danbury Road, Wilton, CT 06897 tel 203 563 3157 fax 203 663 8561 harris.black@nielsen.com www.nielsen.com